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Exhibit 99.5

Specialty Laboratories Announces Revised Schedule for Facility Relocation;
Delay to Ensure Continued Focus on Client Service Enhancements

        Santa Monica, Calif., October 25, 2002. Specialty Laboratories, Inc. (NYSE: SP) (Specialty), a leading hospital-focused clinical reference laboratory, today announced that it is postponing its planned move to new laboratory and administrative facilities, currently under construction in Valencia, California. The move, originally scheduled for the second half of 2003, is now targeted for the first half of 2004. Accordingly, construction activity will be paused upon completion of the building's shell, projected for January 2003. Resumption of the construction project, including interior improvements and build-out of the laboratory, is expected in the second half of 2003.

        To date, the financing of the construction project has been provided by a banking group led by BNP Paribas (BNP) under a 6.5-year lease arrangement, sometimes referred to as a "synthetic lease". BNP has financed approximately $4.6 million of the nearly $13.4 million expended to date. Specialty has notified BNP of its intent to exercise the purchase option under the agreements and to obtain title to the ground lease and facility improvements, thus ending the synthetic lease. Specialty anticipates paying off in November the $4.6 million debt that exists under the agreements.

        "In the first half of 2003, Specialty must remain focused on the fundamental goal of rebuilding client confidence and stabilizing the business," said Douglas S. Harrington, M.D., chief executive officer of Specialty Laboratories. "Although we still see the long-term benefit in moving our operations to Valencia, we believe it is prudent to delay the project to avoid any unnecessary risk of service disruption to our clients that a move might create."

        Specialty anticipates spending approximately $18 million in additional funds to complete the building shell by January 2003. The company will pursue a more traditional, on-balance sheet financing arrangement with its current banking partners to fund some of these efforts. Upon restart of the project, the company plans to obtain construction and mortgage financing for completion of the Valencia facility.

About Specialty

        Specialty Laboratories performs highly advanced, clinically useful testing services for hospitals, laboratories and physician specialist communities nationwide. With its extensive menu of clinical tests for the diagnosis and treatment-management of disease, Specialty offers clients a single-source solution for their specific esoteric testing needs. Because of Specialty's focus on higher-end, esoteric testing, the company is strategically aligned with its hospital clients and does not compete with them or their outreach programs for routine testing work. Specialty backs its commitment to outstanding client service with industry-leading, client-focused information technology applications. Specialty also supports its test offering with distinguished R&D capabilities. Through internal research programs and technology partnerships, Specialty develops new and enhanced tests for reliable and cost-effective patient assessment. Specialty's Web address is www.specialtylabs.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

        This release contains forward-looking statements that involve risks and uncertainties, including, but not limited to, statements concerning the following: completion of Specialty's new facility in Valencia, California; the date that Specialty may resume construction of its new facility; the date that Specialty may move to its new facility; the date that Specialty may pay off the debt under its leasing agreements and the amount it will need to spend to complete the building shell; Specialty's ability to avoid service disruptions by postponing the move to its new facility; its ability rebuild client confidence and stabilize its business; and it ability to obtain construction and mortgage financing to finish the building shell and complete the facility. Important factors which could cause our actual results to differ materially from those expressed or implied in the forward-looking statements are detailed under "Risk Factors" in filings with the Securities and Exchange Commission made from time to time by Specialty Laboratories, including our Registration Statement on Form S-1 declared effective on December 7, 2000 and our periodic filings on Forms 10-K, 10-Q and 8-K. Specialty undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Contact:
Greg Mann
Director, Corporate Communications
Specialty Laboratories
310-586-7261
 gmann@specialtylabs.com

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Specialty Laboratories Announces Revised Schedule for Facility Relocation; Delay to Ensure Continued Focus on Client Service Enhancements